TERYL RESOURCES CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED January 29, 2009

The following discussion of the results of operations of Teryl Resources Corp. (“the Company”) for the second quarter ended November 30, 2008, and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the fiscal year ended May 31, 2008.

Overall Performance

The Company is engaged in the acquisition, exploration and development of natural resource properties. The Company currently has mineral property interests in Arizona, Alaska and British Columbia. The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks Mining District, Alaska. The Gil joint venture, with Kinross Gold Corporation, is divided into several mineralized zones including the Main Gil and the North Gil. The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc., a subsidiary of the Company, owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims, subject to a 1% NSR to the State of Alaska, located in the Fairbanks Alaska mining district. Also through its subsidiary, Teryl, Inc., the Company owns 28 claim blocks, consisting of 602 acres in the Warren Mining District, Cochise County, Arizona.

Selected Interim Information

The following information is derived from our interim financial statements for the six month periods ended November 30, 2008 and 2007 and the most recently completed financial year ended May 31, 2008:

	November 30, 2008	November 30, 2007	May 31, 2008
Net sales or total revenues	$12,854	$11,163	$30,749
Net loss before discontinued items or extraordinary items
- total	(236,088)	(203,499)	(1,142,796)
- per share – basic and diluted	(0.005)	(0.005)	(0.03)
Total assets	3,289,364	3,628,066	3,486,056
Total long-term financial liabilities	$ nil	$ nil	$ nil
Cash dividends declared per share	$ nil	$ nil	$ nil

Results of Operations

The following discussion of the results of operations of the Company for the second fiscal quarter ending November 30, 2008 and in comparison to the prior year should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the year ended May 31, 2008. The Company’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

The financial data has been prepared in accordance with Canadian GAAP and the significant accounting policies are stated in Note 3 to the financial statements, the reporting currency is Canadian dollars.

During the six months ended November 30, 2008, the Company’s oil and gas operations had income of $12,854 compared to income of $11,163 for 2007. The Company currently has interests in three drilled wells in Kentucky, along with the three wells in Texas owned by its subsidiary, Teryl, Inc.

Results of Operations for the six months ended November 30, 2008 as compared to the six months ended November 30, 2007

General and Administrative Expenses

Second Quarter
During the six months ended November 30, 2008, the Company received $12,854 in revenues from operations as compared to $11,163 in revenues for the six months ended November 30, 2007.

Administrative expenses for the six months ended November 30, 2008 totaled $263,716 as compared to $215,316 for the six months ended November 30, 2007. Publicity, promotion and investor relations increased to $83,313 for the six months ended November 30, 2008 from $46,907 for the same period in 2007 due to increased tradeshow activities and prepaid investor relations contracts.  The gain on foreign exchange during the 2008 period was $55, compared to a gain of $2,980 during the six month period in 2007 due to fluctuations in the Canadian dollar.

Management and directors fees increased to $52,487 for the six months ended November 30, 2008 from $25,842 for the same 2007 period due to increased management salaries and higher costs related to regulatory compliance.  Additionally, secretarial and employee benefits increased during the six months ended November 30, 2008 to $21,088 compared to $5,592 during the six months ended November 30, 2007 due to the addition of administrative staff and an increase in the cost of employee benefits.  Professional fees increased during the 2008 period to $45,237 compared to $40,889 during 2007 due to an increase in audit fees related to regulatory compliance.  Filing and regulatory fees decreased to $6,914 during 2008 from $36,563 in 2007 due to the additional costs during 2007 of filing historical 20-F’s and listing the Company on the OTC Bulletin Board.  Transfer agent fees increased during the 2008 period to $7,625 compared to $4,101 in 2007 as a result of increased stock transfer activity.  An allowance for depletion of gas wells was expensed in 2007 in the amount of $15,609, with $nil in 2008.  Oil and gas production and royalties increased during the six months ended November 30, 2008 to $9,464 compared to $2,733 during the same period in 2007 due to increases in revenue over the prior period.

Financing Activities

The Company received net advances from related parties of $30,825 during the six months ended November 30, 2008, compared to net repayments to related parties of $16,199 during the same period in 2007.

During the six months ended November 30, 2008 the Company raised $nil through issuance of its common shares, compared to $315,470 during the six months ended November 30, 2007.

Nature of the Company’s Operations

The Company is engaged in the acquisition, exploration and development of natural resource properties. The Company currently has mineral property interests in Arizona, Alaska and British Columbia. The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks Mining District, Alaska. The Gil joint venture, with Kinross Gold Corporation, is divided into several mineralized zones including the Main Gil and the North Gil. The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc., a subsidiary of the Company, owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims, subject to a 1% NSR to the State of Alaska, located in the Fairbanks Alaska mining district. Also through its subsidiary, Teryl, Inc., the Company owns 28 claim blocks, consisting of 602 acres in the Warren Mining District, Cochise County, Arizona.

Mining and Exploration Operations

Gil Mineral Claims

The Company owns a 20% interest in the Gil Mineral Claims. Kinross Gold Corporation owns the other 80% of the claims and Kinross acts as operator of the project. Kinross and the Company each contribute to annual exploration costs, if any, on an 80:20 ratio with net profits distributed in that same proportion in the event of production.

Kinross, as the operator of the Gil Mineral Claims, determines whether exploration work will occur from year to year.  No expenditures or annual exploration expenses were incurred by the Company during the fiscal years ended May, 2008 or 2007 as Kinross did not provide us with a formal Budget and work program for these fiscal years.  The Company was required to pay its 20% share of expenses during fiscal 2006, which amounted to $ 111,127 ($98,916 US).

The 2006 exploration field season, which involved the Last Chance Creek area, consisted of three drill holes, 76 soil and rock samples, which tested the most favorable geophysical targets, and 1,820 feet of reverse circulation drilling, with a potential for additional drilling pending the results of the first phase.  The new gold target was designed to test the geophysical interpretation developed between late 2005 and early 2006, and was located by integrating geologic and geochemical information with the recent geophysical data.

The drill holes confirmed the geophysical model predicting the intrusive contact, but did not identify significant mineralization. Furthermore, where intrusive rocks have been encountered, mineralization and alteration has been absent.

During 2007, Kinross’ exploration plans focused primarily on re-evaluating the current ore resource associated with the Gil project.  Annually, Kinross re-runs the model on the drill hole data.  The focus of the 2007 activities was to generate a more detailed geologic model that takes into account all available data to include the geophysical surveys.  This would assist Kinross in future drilling and evaluation of the property.

In May 2008, we received the work program for the 2008 season from Fairbanks Gold Mining, Inc. (FGMI). The auger soil sampling program commenced in September 2008.  The total cost of the proposed program is estimated at $235,000 and is covered under the approved 2008 FGMI Exploration budget.   The program will be managed and conducted by FGMI.

West Ridge Claims

The West Ridge Property is made of 53 State mining claims held by the Company north of Fairbanks, Alaska, a distance of 22 miles by road.  The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine. The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed and later terminated. No field work was conducted on the West Ridge property during the fiscal years ended 2006, 2007 and 2008

Fish Creek Claims

The Company owns a 50% joint venture interest in 30 State of Alaska mining claims, comprising 1,032 acres, known as the Fish Creek Prospect, in the Fairbanks Mining District in Alaska, located 25 miles north of Fairbanks, Alaska.

These claims are subject to an option agreement with Linux Gold Corp. The Company may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement. The claims are legally maintained by recording an affidavit of annual labor for a minimum expenditure and by paying annual rental to the State of Alaska.  The Company is permitted to conduct exploration by drilling. The Company currently holds a valid exploration permit on the project. Additional permits for future work will be acquired from the Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers on an as-needed basis.

In October 2006, six new geophysical targets were located on the Fish Creek property. An interpretive report titled “Proposed Drill Sites, Fish Creek Gold Property, Fairbanks Mining District, Alaska.” Fugro Airborne Survey, Inc., under contract to Fairbanks Gold Mining, Inc./Kinross Gold, initiated an HEM Airborne geophysical area and identified six main targets on the Fish Creek property.

The following interpreted targets are based on linear resistivity features inferring regional structural trends. Conductive gradients at depth or along a structure suggest areas of higher fracture density. The high magnetic anomalies with good depth extent are interpreted as intrusives and the linear magnetic highs may be calc-silicates.

Proposed Drill Site 01: Interpreted Target – Conductive Shear / High Fracture Density
Proposed Drill Site 02: Interpreted Target – Conductive Shear / High Fracture Density
Proposed Drill Site 03: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 04: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 05: Interpreted Target – Intrusive Contact / High Fracture Density
Proposed Drill Site 06: Interpreted Target – Manto Type Magnetic Anomaly

Together with Linux Gold Corp., we planned to implement an exploration program during the 2006/7 winter on the Fish Creek gold property. We received permits to conduct exploration drilling, however, due to increased exploration activities in the State of Alaska at that time, and due to the Company being a junior mining company requiring small-scale work competing for equipment with many larger companies, we had difficulty obtaining equipment to conduct the exploration drilling.  It is our intent to complete the drilling as soon as a drill is available, as the weather permits and as funding is available.

Two independent technical consultants are utilized by the Company for work on the Fish Creek property. Evaluations for alluvial (placer) gold are managed by Jeff Keener of NordWand Enterprize, P.O. Box 82811, Fairbanks, Alaska, 99708, USA. Mr. Keener is a graduate of the

University of Alaska, with a B.S. degree in Geology (1991). Mr. Keener is a member of the Alaska Miners Association and has applied for membership with the American Institute of Professional Geologists. From 1986 to the present he has been actively employed in various capacities in the mining industry in numerous locations in Alaska, Nevada, Arizona, and California and is recognized as an expert in the field of placer examination.

For lode gold exploration we utilize Avalon Development Corp. of Fairbanks, Alaska, to conduct any proposed exploration work on the Fish Creek Property.  Mr. Curt Freeman is the President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.  Mr. Freeman is a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978), and a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).  Mr. Freeman is a licensed geologist in Alaska (AA#159) and is a member of the American Institute of Professional Geologists (CPG#6901), the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada. From 1980 to the present, he has been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

We anticipate utilizing the services of NordWand Enterprize and Avalon Development Corp. in the future to advance the exploration of the Fish Creek property. A two-phase program has been recommended as follows:

Phase 1. Infill Reverse Circulation Drilling:
Infill drilling using large diameter reverse circulation methods is warranted on the property to better define the placer gold mineralization outlined in 2004. Previous experience by Keener and other operators within the Fish Creek drainage has shown that drilling is an effective method of sampling and valuating the placer deposit and provides predictable estimates of subsequent production. Previous work suggests that drilling to obtain samples with volumes of 0.05 cubic yards each are adequate to estimate the volume and value of the placer gold deposit. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry acceptable mineral resources to be calculated between the two lines of drilling completed in 2004. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the property should include drilling 20 reverse circulation drill holes (8” diameter) for a total of 1,600 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of the work is $50,000. Fieldwork will take about one to two weeks, and sample analysis and reporting will take an additional two to four weeks.

Phase 2. Step-out Reverse Circulation Drilling:
If the results of the phase 1 infill drilling are encouraging, step-out drilling using large diameter reverse circulation methods is warranted on the property to expand on the placer gold mineralization outlined in 2004. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry compliant mineral resources to be calculated for areas of the property that lie up and downstream from the 2004 drill lines. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 55 reverse circulation drill holes (8” diameter) for a total of 4,400 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $150,000. Fieldwork will take about two to three weeks, whereas sample analysis and reporting will take an additional four to six weeks.

Additional work on the Fish Creek property will be based on results from the previous drilling programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.

On January 25, 2008 the Company announced that it will be arranging a drill program on the Fish Creek claims in Alaska to test several gold geophysical anomalies, from the geophysical survey completed by Fugro Airborne Survey, Inc.  The drilling has been postponed due to lack of drills available in Alaska in 2008.

The technical disclosure for the Fish Creek Property is prepared under the supervision of Curt Freeman, a qualified person as that term is defined in NI 43-101, Standards of Disclosure for Mineral Projects.

Gold Hill Property, Arizona

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company purchased a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profit royalty to the vendors, for the following considerations:

  $5,655 ($ 5,000 US) for a 90 day option and $ 11,268 ($ 10,000 US) to complete a due diligence within 90 days (paid),
  $7,000 ($ 6,000 US) paid January 5, 2007 to the Vendors, with $ 6,000 US payments to be made each quarter, (all required quarterly payments have been paid), to complete a $ 50,000 US first phase exploration program conducted by the Vendors,
  $ 250,000 US per year upon commencement of production.
On August 1, 2006 six additional unpatented lode mining claims were filed with the Arizona State office of the Bureau of Land Management on behalf of the Company. On October 16, 2006, the Company exercised its option and have a 10 year option to purchase up to a 10% net profit interest from the Vendors for US$1.5 million per 5% net profit interest, therefore, having an option on a 100% interest in the Bisbee, Arizona patented claims. The Gold Hill Project is located approximately 4.5 miles southeast of Bisbee Arizona in the Warren Mining District of Cochise County (Township 23 South, Range 25 East sections 25 30, 31, and 32). The Gold Hill Project consists of fourteen patented claims comprising 250 acres.

On July 3, 2008 the Company announced that it has terminated the principle agreement for the Gold Hill Prospect. Following compilation and review of results of mapping, geochemical sample results and drilling carried out to July 2008, it was determined that there was insufficient economic mineralization to justify further exploration expenditures. Property and exploration costs of $273,889 were written off.

The Company has staked 8 claims in Arizona (Cochise County).

Oil and Gas Properties

Jancik, C-S and Herrmann Wells, Fayette County, Texas

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas.

Gas Wells, Knox County, Kentucky

On April 7, 2008, the Company entered into an agreement with IAS Energy, Inc., a company with common directors, to purchase 40% the remaining interest (subject to 40% net revenue interests to others), in the three gas wells located in Knox and Laurel Counties, Kentucky: the Ken Lee #1 (May 18/06) natural gas well for $103,045 ($92,500 US); in the Elvis Farris #2 (June 8/06) natural gas well for $104,461 ($92,500 US); and in the Clarence Bright #1 (July 31/06) natural gas well for $104,673 ($92,500 US).

In consideration, the Company received an initial payment of $25,000 and the balance was to be determined after an independent valuation report prepared by a qualified petroleum geologist.  Subsequent to the fiscal year ended May 31, 2008, both parties agreed to indefinitely suspend the agreement due to the difficulty of obtaining an independent valuation report due to the vertical fracture of the wells.  As such, the $25,000 paid to IAS will be applied against future revenue until the balance is fully depleted.

As there has been no determination as to the gas reserves done on any of the wells, the wells were being depleted straight-line over 10 years, which is their estimated pay-out term. However, due to new reporting regulations, these wells were written off at May 31, 2008, as there were no proven reserves.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue		Net Earnings (Loss)
	$		$		Per Share	Diluted per share
November 30, 2008		4,981		(130,375)	(0.003)	(0.003)
August 31, 2008		7,873		(126,059)	(0.002)	(0.002)
May 31, 2008		10,227		(770,438)	(0.02)	(0.02)
February 29, 2008		9,359		(165,272)	(0.0039)	(0.0039)
November 30, 2007		4,744		(124,427)	(0.003)	(0.003)
August 31, 2007		6,419		(79,072)	(0.002)	(0.002)
May 31, 2007		21,254		(249,648)	(0.0059)	(0.0059)
February 28, 2007		2,958		(64,280)	(0.0016)	(0.0016)

The changes in revenue during the above eight quarters are due to fluctuations in oil and gas prices.  The changes in net loss are due to availability of funds from share issuances and the timing of the receipt of supplier invoices for goods and services.  There is no seasonality in the company’s business except for mineral claim exploration and development being restricted to appropriate weather constraints.

The financial data has been prepared in accordance with Canadian GAAP and the significant accounting policies are stated in Note 1 to the financial statements, the reporting currency is Canadian dollars.

Liquidity and Capital Resources

Since its incorporation, the Company has financed its operations almost exclusively through the sale of its common shares to investors. The Company expects to finance operations through the sale of equity in the foreseeable future as it generates limited revenue from business operations. There is no guarantee that the Company will be successful in arranging financing on acceptable terms. To a significant extent, the Company’s ability to raise capital is affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from the Company’s exploration programs. The Company’s ability to attain its business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.
We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.
In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

There was a working capital deficit of $206,977 at November 30, 2008, compared to a working capital deficit of $77,837 at November 30, 2007.

The Company plans to continue raising funds through sale of capital stock, advances from related parties and through option agreements on its mineral properties.

Liquidity

During the six months ended November 30, 2008, we financed our operations and received:

(i)    net advances from companies affiliated with the President of the Company in the amount of $11,818. These amounts are unsecured, non-interest bearing and due on demand;
(ii)    revenue from oil and gas operations of $12,854;

Our cash position has decreased to $16,222 at November 30, 2008 as compared to $215,294 at May 31, 2008, and $50,941 at November 30, 2007.

Related Party Transactions

Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $2,500 per month for management services. The Company paid management fees to SMR totaling $15,000 in the period ended November 30, 2008 (2007 - $15,000). Administration, consulting and directors fees totaling $13,200 were paid during the six months ended November 30, 2008 (2007 - $1,000) to a director of the company, and fees of $5,700 (2007 - $nil) were paid to a director and officer of the company. Directors fees of $9,000 were paid to the President of the company, during the six months ended November 30, 2008 (2007 - $6,000) and fees of $7,543 (2007 - $1,863) were paid to KLR Petroleum, Inc. for administration of the Company’s payroll and benefit plan.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and costs is provided in the Company’s Consolidated Statements of Operations and Deficit contained in its Consolidated Financial Statements for May 31, 2008.

See the Consolidated Schedules of Deferred Exploration and Development Expenditures and Note 7 to the Consolidated Financial Statements for May 31, 2008 for full disclosure of deferred mineral property exploration and development costs and changes on a property by property basis. See the Consolidated Statements of Operations and Deficit for May 31, 2008 for a breakdown of the material components of the General and Administration expenses.

Outstanding Share Data

The Company’s authorized share capital consists of:

100,000,000	Common shares without par value
5,000,000	Preferred shares with a $1 par value.

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval.

As of November 30, 2008, 49,587,528 common shares were issued and outstanding. There were no Preferred shares issued. A total of 8,953,400 warrants were outstanding at November 30, 2008: 2,715,000 warrants which entitle the holder to purchase one common share at an exercise price of $0.25 expiring on August 30, 2009; and 6,238,400 warrants which entitle the holder to purchase one common share at an exercise price of $0.20 expiring on February 22, 2009.

Options outstanding at November 30, 2008 are as follows:

Exercise price ($)	Number of Shares	Expiry Date

0.15	40,000	March 5, 2009
0.18	25,000	November 2, 2011
0.15	1,650,000	April 24, 2012
0.22	25,000	November 7, 2012
0.21	75,000	March 10, 2013

	1,815,000

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that Information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to management including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s CEO and CFO have concluded, based on their evaluation as of the end of the year, that the disclosure controls and procedures are effective to provide reasonable assurance that material information related to the

Company is made known to them by others. It should be noted that while the Company’s CEO and CFO believe that the disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can  provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company has assessed the design of the internal control over financial reporting and during this process the Company identified a certain weakness in internal controls over financial reporting which is as follows:

• Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties.

The weakness in the Company’s internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management  and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Caution on Forward-Looking Statements

Certain statements contained in this quarterly report on Form 51-102F1 constitute "forward-looking statements." These statements, identified by words such as “plan,” "anticipate," "believe," "estimate," "should," "expect" and similar expressions include our expectations and objectives regarding our future financial position, operating results and business strategy. These statements reflect the current views of management with respect to future events and are subject to risks, uncertainties and other factors.  The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and those described in the Company’s Form 20-F for the fiscal year ended May 31, 2008, and other current reports, filed with the Securities and Exchange Commission, available at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.
Readers are cautioned that the list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com